Resolution plc
1 Wythall Green Way
Wythall
Birmingham
B47 6WG

tel 0870 887 0001
fax 0870 887 0002
www.resolutionplc.com

21 January 2008

[redacted]

08000502

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

SUPPL

Re: Resolution plc – Rule 12g3-2(b) Exemption

SEC File Number 82-35079

Dear Sirs

I herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached documentation and Appendix covering information that has been filed with Companies House. This submission covers the period from 5 November 2007 to 14 January 2008 and supplements the information that the company has made public, filed and distributed since it applied for an exemption under the Rule on 21 March 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

As previously notified from 5 July 2007 all information that has been made public by the Company and announcements filed with the London Stock Exchange will be available at Resolution plc's website under the Investor Section; this information can be obtained by using the following links :-

dlw 1/31

10/8173646_1

London Stock Exchange announcements	http://www.resolutionplc.com/investor_rns.shtml
Results announcements	http://www.resolutionplc.com/investor_results2007.shtml
Annual report and accounts	http://www.resolutionplc.com/investor_resolutionannualreports.shtml
Equity and debt investor library	http://www.resolutionplc.com/investor_library.shtml
Merger Information	http://www.resolutionplc.com/investor_fp_mergerinformation.shtml
Annual general meeting information	http://www.resolutionplc.com/investor_annualgeneralmeeting.shtml
Financial calendar	http://www.resolutionplc.com/investor_financialcalendar.shtml
Dividends	http://www.resolutionplc.com/investor_dividendhistory2007.shtml

For filings made to Companies House these will be continued to be supplied on a monthly basis via hard copy unless significant information is disclosed in the interim, in which case a further submission will be made as soon as practicable.

If there are any queries regarding this return please do not hesitate to contact me.

Steven Watts
Assistant Company Secretary
Resolution PLC

Direct Dial 01564 204339
Fax Number 01564 828811
E-mail steven.watts@resolutionplc.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY OR ITS PREDECESSORS FROM 5 NOVEMBER 2007 TO 14 JANUARY 2008

Appendix A1: Press Releases

Release Date	Title
NA	Available on the website at http://www.resolutionplc.com/investor.jsp.

Appendix A2: Companies House Filings

Date Filed	Document Type	Companies House Filing
13 November 2007	88(2)	Allotment of Shares
13 November 2007	88(2)	Allotment of Shares
13 November 2007	88(2)	Allotment of Shares
12 December 2007	88(2)	Allotment of Shares
12 December 2007	88(2)	Allotment of Shares
12 December 2007	88(2)	Allotment of Shares
03 January 2008	288c	Change of Particulars
08 January 2008	88(2)	Allotment of Shares
08 January 2008	88(2)	Allotment of Shares
10 January 2008	RES01	Special Resolutions
10 January 2008	MEM/ARTS	Articles of Association

Appendix A3: Other Public Disclosures

Date Released	Filing Entity	Announcement Type
NA	Resolution plc	Available on the website at http://www.resolutionplc.com/investor.jsp

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	10	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1460	1435	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£4.5476	£5.15	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Neil Anderson Address: 9 Heathleigh Road, Kings Norton, Birmingham UK Postcode: B38 8HG	Ordinary Ordinary	393
Name(s): Miss Laura Hughes Address: 53 Normanton Avenue, Sheldon, Birmingham UK Postcode: B26 3RH	Ordinary	362
Name(s): Mrs Natalie Johnson Address: 22 Quebec Quay, South Ferry Quay, Liverpool UK Postcode: L3 4EP	Ordinary	177
Name(s): Mrs Clare Mountford Address: 12 Stonehaven, Amington, Tamworth UK Postcode: B77 3QX	Ordinary	188
Name(s): Denis Patman Address: 59 London Road, Boston, Lincolnshire UK Postcode: PE21 7RB	Ordinary	480

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 8.11.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange

Shareholder details Name & Address	Shares & share class allotted Class of shares allotted	 Number allotted
David Reynolds 6 Goodwin Way, Rotherham, South Yorkshire S61 4DG	Ordinary	142
Miss Sarah Chapman 7 Whitehorn Avenue, Burnage, Manchester M19 1EU	Ordinary	242
Mrs Marion Dawson 9 Glen Orchy Place, Chapelhall, Airdrie, Strathclyde ML6 8QT	Ordinary	29
Miss Pauline Gallagher 102 Duddingston Avenue, Kilwinning, Ayrshire KA13 6RX	Ordinary	46
Ms Colette Gribben, 33 Merlinford Crescent, Dean Park Renfrew, Strathclyde PA4 8XW	Ordinary	58
Tom Hughes-Hallett 70 Honeybog Road, Glasgow G52 4EQ	Ordinary	29
Miss Alison Keen Flat 3/2, 1650 Shettleston Road, Glasgow G32 9AN	Ordinary	58
Mrs Mary Love 78 Crosslet Road, Cumbarton, Strath G82 2LH	Ordinary	58
Mr Nicol Taylor 16 Stewart Grove, Danderhall EH22 1QY	Ordinary	145
Mr Ian Thompson 14 Gleggside, West Kirby, Wirral CH48 6DZ	Ordinary	242
Mark Wakefield 38 Loughshaw, Wilnecote, Tamworth B77 4LY	Ordinary	14
Mrs Lyndsay Darge 95 Nethergreen Wynd, Renfrew, Renfrewshire PA4 8HT	Ordinary	116
Ian Matheson Flat D, 47 Errol Gardens, Glasgow G5 0RA	Ordinary	29
Ms Samantha Carrigan 57 Atholl Drive, Giffnock, Glasgow G46 6QW	Ordinary	87

Companies House
- for the record -

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	10	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1658	12386	432
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.19	£1.0757	£3.4282

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): Mrs Susan Hope	Class of shares allotted	Number allotted
Address: 36 Tyberry Close, Shirley, Solihull	Ordinary	14044
	Ordinary	
UK Postcode B90 2PG	Ordinary	
Name(s): Mrs Clare Mountford	Class of shares allotted	Number allotted
Address: 12 Stonehaven, Amington, Tamworth	Ordinary	432
UK Postcode B77 3QX		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8.11.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	10	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4172	7630	10748
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.08	£3.35	£3.40

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mrs Susan Hope Address: 36 Tyberry Close, Shirley, Solihull UK Postcode: B90 2PG	Ordinary Ordinary Ordinary	3657
Name(s): Mrs Julia Frances Mackisack Address: 34 Huntingdon, Cradley, Malvern UK Postcode: WR13 5JZ	Ordinary	1242
Name(s): Kevin Mark Gravener Address: 3 Paragon Terrace, Cheltenham UK Postcode: GL53 7LA	Ordinary	1073
Name(s): Michael John Merrick Address: Long Close, Main Road, Temple Cloud, Bristol UK Postcode: BS39 5DH	Ordinary	8861
Name(s): Mrs Ruth Lorna Walker Address: 45a Twatling Road, Barnt Green, Birmingham UK Postcode: B45 8HS	Ordinary	4401

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 8.11.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall
Birmingham B47 6WG Tel 01564-202670

DX number DX exchange

Shareholder details Name & Address	**Shares & share class allotted** Class of shares allotted	 Number allotted
Ashley O'Dell 16 Granville Street, Leamington Spa CV32 5XN	Ordinary	1658
Mrs Margaret Brannan 29 Cross Road, Paisley PA2 9QJ	Ordinary	1658

coform

File Number - 32[illegible]5079

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3524909
Company Name in full	RESOLUTION PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	26	11	2007
To			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,801	553	4,870
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share *(including any share premium)*	£3.40	£4.7750	£2.4662

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): WADHAM DOWNING	Class of shares allotted: ORDINARY	Number allotted: 2801
Address: LILAC CROFT POOL CLOSE LITTLE COMBERTON PERSHORE		
UK postcode: WR10 3EL		
Name(s): MRS HELEN ELIZABETH CHANDLER	Class of shares allotted: ORDINARY	Number allotted: 553
Address: 80 MEADOW ROAD WYTHALL BIRMINGHAM		
UK postcode: B47 6EQ		
Name(s): ALAN WILLIAM MATTHEWS	Class of shares allotted: ORDINARY	Number allotted: 845
Address: 56 OAK FIELD ROAD ALREWAS BURTON ON TRENT		
UK postcode: DE13 7EU		
Name(s): MRS BERNADETTE MOTTRAM	Class of shares allotted: ORDINARY	Number allotted: 4025
Address: 194 PRIORY ROAD HALL GREEN BIRMINGHAM		
UK postcode: B28 0SZ		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5.12.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ALISON RICKETTS
1 WYTHALL GREEN WAY, WYTHALL, BIRMINGHAM B47 6WG
Tel 01564 202670
DX number DX exchange

coform

File Number 2235079

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 3524909

Company Name in full RESOLUTION PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26 11 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,685		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share *(including any share premium)*	£5.15		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): NIGEL BILNER	ORDINARY	97
Address: 63 CROMER ROAD, IPSWICH, SUFFOLK		
UK postcode: IP1 5ER		
Name(s): ANDREW BLACKSTOCK	ORDINARY	69
Address: FLAT 306, 18 DUNDASVALE COURT, GLASGOW		
UK postcode: G4 0SY		
Name(s): MRS JACQUIE CAMPBELL	ORDINARY	145
Address: 44 KINPURNIE ROAD, RALSTON OLDHALL, PAISLEY		
UK postcode: PA1 3HG		
Name(s): MRS LINDA CROSS	ORDINARY	145
Address: 25 KINGFISHER COURT, ALVECHURCH, BIRMINGHAM		
UK postcode: B48 7PU		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5.12.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ALISON RICKETTS

1 WYTHALL GREEN WAY, WYTHALL, BIRMINGHAM B47 6WG

Tel 01564 202670

DX number DX exchange

Shareholder details Name & Address	**Shares & share class allotted** Class of shares allotted	Number allotted
Philip James Draper 111 Berberry Close, Bournville, Birmingham B30 1TB	Ordinary	29
Mrs Hilary Fuller 59a Bromsgrove Road, Studley B80 7PE	Ordinary	61
Miss Anne Hailstones 25 Tirry Way, Dean Park, Renfrew PA4 0YE	Ordinary	145
Peter Alan Howat 10 Blundellsands Road, Blundellsands L23 6TF	Ordinary	132
Mrs Marisa Mace 11 Tudor Close, Shenstone Road, Maypole Birmingham B14 4TL	Ordinary	9
Mrs Jay-Anne McLaughlin 41 Lunan Drive, Bishopbriggs, Glasgow G64 1AN	Ordinary	291
Miss Alison Pollock 39 Claremount View, Carnbroe, Coatbridge ML5 4GA	Ordinary	58
Euan Robertson Flat 2-2, 427 Clarkston Road, Muirend, Glasgow G44 3LL	Ordinary	58
Miss Sara Shackleton 80 Stobo, Calderwood, East Kilbride G74 3HL	Ordinary	58
Davinder Sheemar 29 Kilpatrick Gardens, Clarkston, Glasgow G76 7RF	Ordinary	145
Neil Woolgar 10 Broughton Road, Stourbridge DY9 0XP	Ordinary	58
Andrew Duncan 90 Clarence Gardens, Hyndland, Glasgow G11 7JW	Ordinary	11
Mrs Denise Gibson 83 Munro Road, Glasgow G13 1SD	Ordinary	145
Paul White 74 The Fairways, Bothwell, Glasgow G71 8PA	Ordinary	29

coform

RECEIVED

2007 JUN 31 A 9:15

File Number 3235079

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3524909

Company Name in full RESOLUTION PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 26, Month 11, Year 2007	To: Day, Month, Year

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,757	3,487	3,887
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share *(including any share premium)*	£3.35	£2.67	£3.08

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): MRS FIONA CAMERON	ORDINARY	1657
Address: 44 SOUTHBRAE GARDENS JORDANHILL GLASGOW		
UK postcode: G13 1UB		
	Class of shares allotted	Number allotted
Name(s): DEAN WILCOX	ORDINARY	1543
Address: 23 LISTER AVENUE HARLEY BAKEWELL WORCESTER		
UK postcode: WR4 0SE		
	Class of shares allotted	Number allotted
Name(s): MS BERYL RICHARDS	ORDINARY	1414
Address: 18 CRABMILL LANE HOLLYWOOD BIRMINGHAM		
UK postcode: B38 0HA		
	Class of shares allotted	Number allotted
Name(s): WADHAM DOWNING	ORDINARY	6517
Address: LILAC CROFT POOL CLOSE LITTLE COMBERTON PERSHORE		
UK postcode: WR10 3EL		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5.12.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ALISON RICKETTS

1 WYTHALL GREEN WAY, WYTHALL, BIRMINGHAM B47 6WG

Tel 01564 202670

DX number DX exchange

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number	3524909
Company Name in full	RESOLUTION PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	11	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,226	906	1,229
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share *(including any share premium)*	£1.0757	£3.4282	£4.5476

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Shareholder details Name & Address	**Shares & share class allotted** Class of shares allotted	 Number allotted
Nigel Bilner 63 Cromer Road, Ipswich, Suffolk IP1 5ER	Ordinary	514
Mrs Hilary Fuller 59a Bromsgrove Road, Studley B80 7PE	Ordinary	3723
Mrs Marisa Mace 11 Tudor Close, Shenstone Road, Maypole Birmingham B14 4TL	Ordinary	1435
Mark Alexander 161 Hollywood Lane, Hollywood, Birmingham B47 5QZ	Ordinary	202
Mrs Lisa Card 3 Littleworth, Henley In Arden B95 6AG	Ordinary	72
Philip James Draper 111 Berberry Close, Bournville, Birmingham B30 1TB	Ordinary	224
Neil Woolgar 10 Broughton Road, Stourbridge DY9 0XP	Ordinary	363
Mrs Jane Connolly 62 The Northern Raod, Crosby, Liverpool L23 2RG	Ordinary	233
Peter Alan Howat 10 Blundellsands Road, Blundell Sands L23 6TF	Ordinary	284
Daniel Stam 2 Martin Close, Wirral, Merseyside CH61 0HP	Ordinary	311

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	12	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	641		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£3.35		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Ms Elizabeth Riley Address 2 Lyndon Road, Sutton Coldfield UK Postcode B73 6BS	Class of shares allotted Ordinary	Number allotted 641
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4.1.08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange

BLUEPRINT 2000

288c

File Number - 8[illegible]-[illegible]5079

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3524909
Company Name in full	Resolution plc

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	02	01	2008

Name	* Style / Title	
	* Honours etc	
	Forename(s)	Aram Edward
	Surname	Shishmanian
	† Date of Birth (Day Month Year)	28 06 1951
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		28 Royal Avenue
	Post town	London
	County / Region	
	Postcode	SW3 4QF
	Country	United Kingdom
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

Signed   **Date**

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat (Zone SSC1), Resolution plc,
1 Wythall Green Way, Wythall, Birmingham, B47 6WG

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	12	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1066	433	116
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£4.775	£3.4282	£5.15

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Mrs Susan Walker	Class of shares allotted	Number allotted
Address 177 Newlands Road, Birmingham	Ordinary	1066
	Ordinary	
UK Postcode B30 2RJ	Ordinary	
Name(s) Michael Clarke	Class of shares allotted	Number allotted
Address 105 Derwent Road, Birmingham	Ordinary	433
UK Postcode B30 2UZ		
Name(s) Mrs Felicia Fabuyi	Class of shares allotted	Number allotted
Address Flat 2/3, 23 Carnarvon Street, Glasgow	Ordinary	87
UK Postcode G3 6HR		
Name(s) Ms Lorraine Fitzpatrick	Class of shares allotted	Number allotted
Address 71 Yarningale Road, Birmingham	Ordinary	29
UK Postcode B14 6LT		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 4.1.08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / r~~ ~~official receiver / receiver manager / voluntary arrangement su~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc	
1 Wythall Green Way, Wythall, Birmingham B47 6WG	
	Tel 01564 202670
DX number	DX exchange

Company No 3524909

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

- of -

RESOLUTION PLC (the "Company")

(Passed on 9 January 2008)

At a General Meeting of the Company duly convened and held at the Crowne Plaza London, The City, 19 New Bridge Street, London EC4V 6DB on 9 January 2008 the following resolutions were duly passed of which resolutions 1 and 2 were duly passed as Special Resolutions and resolution 3 was duly passed as an ordinary resolution

SPECIAL RESOLUTIONS

1 **THAT** for the purpose of giving effect to the scheme of arrangement dated 12 December 2007 between the Company and the holders of its Scheme Shares (as defined in the said scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman of the meeting, in its original form or subject to such modification, addition or condition approved or imposed by the Court and agreed to by Impala and the Company (the **"Scheme"**)

1 1 the directors of the Company be authorised to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect,

1 2 the share capital of the Company be reduced by cancelling and extinguishing all the Cancellation Shares (as defined in the Scheme),

1 3 subject to and forthwith upon the said Reduction of Capital (the **"Reduction of Capital"**) taking effect and notwithstanding anything to the contrary in the articles of association of the Company

(a) the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 5 pence each as shall be equal to the number of Cancellation Shares,

(b) the reserve arising in the books of account of the Company as a result of the Reduction of Capital be capitalised and applied in paying up in full at par the new ordinary shares so created, such ordinary shares to be allotted and issued credited as fully paid to Impala and/or its nominees, and

(c) the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the new ordinary shares referred to in sub-paragraph (a) above, provided that (1) the maximum aggregate nominal amount of the shares which may be allotted under this authority shall be the aggregate nominal amount of the new ordinary shares created pursuant to sub-paragraph (a) above, (2) this authority shall expire on the fifth anniversary of this resolution, and (3) this authority shall be in addition and

without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed,

1 4 subject to and with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article as article 167

"167 **Scheme of Arrangement**

(i) In this Article, the **Scheme** means the scheme of arrangement dated 12 December 2007 between the Company and the holders of its Scheme Shares (as defined in the Scheme) under section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Impala and the Company and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article

(ii) Notwithstanding any other provision of these Articles, if the Company allots and issues any Ordinary Shares to any person (other than to Impala) at or after the date of adoption of this article and before 6 00 p m on the Business Day prior to the confirmation by the Court of the Reduction of Capital (the "**Reduction Order**"), those Ordinary Shares will be issued subject to the terms of the Scheme (and shall be **Scheme Shares** for the purposes thereof) and the holders of those Ordinary Shares will be bound by the Scheme accordingly

(iii) Notwithstanding any other provision of these Articles and subject to the Scheme becoming effective and paragraph (iv) of this Article, if the Company allots and issues any Ordinary Shares to any person (a "**New Member**") (other than under the Scheme or to Impala) at or after 6 00 p m on the Business Day prior to the confirmation by the Court of the Reduction of Capital (the "**Post-Scheme Shares**"), such Post-Scheme Shares will be immediately transferred to Impala in consideration for and conditionally upon

(a) the payment to the New Member of the same cash consideration per Ordinary Share as that New Member would have been entitled to had each Ordinary Share transferred to Impala hereunder been a Scheme Share at the Scheme Record Time, and/or

(b) the issue of the same nominal amount of Loan Notes per Ordinary Share in the capital of the Company as that New Member would have been entitled to had such Ordinary Shares been Loan Note Elected Shares under the Scheme (subject to and on the terms and conditions of the Loan Note Alternative and the Loan Note Instrument) PROVIDED THAT

(1) the conditions for making the Loan Note Alternative available under the terms of the Scheme have been satisfied,

(2) all of the outstanding Loan Notes issued pursuant to the Scheme have not been repaid, redeemed or purchased by Impala,

(3) the Post-Scheme Shares are issued no later than thirty days after the Reduction Order is filed with the Registrar of Companies of England and Wales,

(4) the New Member makes a valid election to receive Loan Notes in respect of the relevant Post-Scheme Shares in accordance with the terms and conditions of the Loan Note Alternative and the Loan Note Instrument either (i) within thirty days prior to the date on which the relevant Post-Scheme Shares are allotted or (ii) in the case of Post-Scheme Shares allotted upon the exercise of an option under any of the Resolution Share Schemes, at the same time at which notice to exercise that option is given,

(5) to the extent that Scheme Shareholders validly elect to receive Loan Notes with an aggregate nominal value in excess of £10 million, but less than the maximum £500 million available, the remainder of the £500 million of Loan Notes shall be available to optionholders under the Resolution 1998 Savings Related Share Option Scheme, the 1998 Resolution Approved Share Option Scheme and the Resolution 2005 Savings Related Share Option Scheme in respect of any options granted under such schemes that have been held for at least three years, and

(6) to the extent that the aggregate nominal value of Loan Notes for which such optionholders elect, when taken together with Loan Notes already allocated to Scheme Shareholders, exceeds £500 million, Loan Notes to optionholders shall be scaled down *pro rata* to the number of Resolution Shares in respect of which such optionholders have elected to receive Loan Notes such that the £500 million limit is not exceeded,

provided that, the New Member may elect to transfer Post-Scheme Shares to his or her spouse or civil partner (a **"Permitted Transferee"**) in advance of the transfer of such Post-Scheme Shares to Impala, in which case the provisions of this Article 167 shall apply *mutatis mutandis* to the Permitted Transferee

(iv) On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the consideration per share to be paid under paragraph (iii) of this article 167 shall be adjusted by the directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration

(v) To give effect to any transfer required by paragraph (iii) of this Article, the Company may appoint any person as attorney and/or agent for the New Member to transfer the Post-Scheme Shares to Impala and do all such other things and execute and deliver all such documents as may in the opinion of the attorney and/or agent be necessary or desirable to vest the Post-Scheme Shares in Impala and, pending such vesting, to exercise all rights attaching to the Post-Scheme Shares as Impala may direct If an attorney and/or agent is so appointed, the New Member shall not thereafter (except to the extent that the attorney and/or agent fails to act in accordance with the directions of Impala) be entitled to exercise any rights attaching the Post-Scheme Shares unless so agreed by Impala The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares "

2 **THAT** the directors of the Company be directed in accordance with Article 104 of the Company's Articles of Association, subject to resolution 1 being duly passed and to the Conditions, to

(a) use their reasonable endeavours to ensure that the Scheme becomes effective in accordance with its terms and that the Acquisition is implemented in accordance with the Scheme,

(b) not agree or adopt or support any Competing Proposal during the period following the passing of this resolution up to and including the date upon which the Scheme becomes effective in accordance with its terms, and

(c) proceed to the court hearings for the Scheme and the associated reduction of capital for the purpose of obtaining approval of the orders of the court confirming the Scheme and the associated reduction of capital,

in each case, notwithstanding any Competing Proposal or other circumstance

In this resolution 2, **Competing Proposal** means an offer, scheme of arrangement, merger or business combination, or similar transaction which is announced or entered into by a third party which is not acting in concert (as defined in the City Code) with Impala, including any revisions thereof, and the purpose of which is to enable that third party (or any other person) to acquire all, or a significant proportion, of the issued share capital of Resolution or any transaction that constitutes a Class 1 acquisition or disposal for Resolution for the purposes of the Listing Rules, **Conditions** means the conditions to the Scheme set out in Part Four of the circular sent to shareholders in connection with the Scheme, and **Acquisition** means the proposed acquisition of Resolution by Impala by way of the Scheme

ORDINARY RESOLUTION

3 **THAT** the agreement dated 16 November 2007 between Pearl Group Limited (**"Pearl"**) and Clive Cowdery, the principal terms of which are described in paragraph 13 of Part Two of the circular dated 12 December 2007 (a copy of which is available at the General Meeting and has been signed for identification purposes by the Chairman of the meeting), is hereby approved for the purposes of Rule 16 of the City Code on Takeovers and Mergers



Company Secretary

Company No 3524909

THE COMPANIES ACTS 1985 and 1989

PUBLIC COMPANY LIMITED BY SHARES

NEW
ARTICLES OF ASSOCIATION
OF
RESOLUTION PLC

(adopted by special resolution passed on 22 April 2004 and as amended by special resolution passed on 6 June 2007 and as further amended by special resolution passed on 9 January 2008)

CONTENTS

Company No 3524909

THE COMPANIES ACTS 1985 and 1989

PUBLIC COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION

OF

RESOLUTION PLC

(adopted by Special Resolution passed on 22 April 2004 and as amended by Special Resolution passed on 6 June 2007)

PRELIMINARY

1 No regulations for management of a company set out in, or in any subordinate legislation made under, any statute concerning companies shall apply as the articles or regulations of the Company

2 In these Articles -

2 1 if not inconsistent with the subject or context -

"2006 Act"	means the Companies Act 2006
"Act"	means the Companies Act 1985
"Acts"	means the 2006 Act, the Act, the Companies Act 1989, the Regulations and all other statutes, orders, regulations or other subordinate legislation for the time being in force concerning companies registered under the Act or 2006 Act so far as they apply to the Company
"address"	includes any number or address used for the purposes of sending or receiving documents or information by electronic means
"Alternate Director"	means an alternate director appointed in accordance with Article 97

"these Articles"	means these Articles of Association as from time to time altered
"Auditors"	means the auditors for the time being of the Company
"Board"	means the Directors or any of them acting as the board of directors of the Company
"calendar year"	means a year from 1 January to 31 December inclusive
"clear days"	means in relation to the period of a notice that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect
"connected with"	in relation to a Director has the meaning given by section 346 of the Act
"Directors"	means the directors for the time being of the Company
"dividend"	means dividend or bonus
"Executive Director"	means a Director holding any office or employment or providing any services as referred to in Article 109
"Group"	means the Company and all Subsidiary Undertakings for the time being
"holder"	means in relation to any share the member whose name is entered in the Register as the holder of that share
"member"	means a member of the Company
"Office"	means the registered office of the Company
"Operator"	means a person approved by the Treasury under the Regulations
"paid"	means paid or credited as paid
"Register"	means the register of members of the Company and shall, so long as the Regulations so permit or require, include a related Operator register of members
"Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001 No 3755)
"Seal"	means the common seal of the Company
"Secretary"	means the secretary of the Company or any other person appointed by the Board to perform the

duties of the secretary of the Company including a joint, assistant or deputy secretary

"Subsidiary Undertaking"	means a subsidiary undertaking of the Company
"Transfer Office"	means the place where the Company's issuer register of members is for the time being situated
"UKLA"	means the UK Listing Authority, a division of the Financial Services Authority in its capacity as competent authority for the purposes of section 72 of the Financial Services and Markets Act 2000
"United Kingdom"	means Great Britain and Northern Ireland
"in writing"	means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in electronic form or otherwise, and "written" shall be construed accordingly
"year"	means any period of 12 consecutive months

2 2 words denoting the masculine gender shall include the feminine and neuter genders, words denoting the singular number shall include the plural number and vice versa, words denoting persons shall include corporations and unincorporated associations,

2 3 save as provided above any words or expressions defined in the Act, the 2006 Act or the Regulations shall, if not inconsistent with the subject or context, bear the same meaning,

2 4 all references to the Act, to any section or provision of the Act or to any other statute or statutory provision or subordinate legislation shall be deemed to include a reference to any statutory re-enactment or modification thereof for the time being in force (whether coming into force before or after the adoption of these Articles),

2 5 references to a share (or a holding of a share) being in uncertificated form or in certificated form are references, respectively, to that share being an uncertificated unit of a security or a certificated unit of a security,

2 6 any reference to a meeting shall not be taken as requiring more than one person to be present in person if any quorum requirement can be satisfied by one person,

2 7 any reference to a signature or to something being signed or executed includes an electronic signature or other means of verifying the authenticity of an electronic communication which the Board may from time to time approve, a signature printed or reproduced by mechanical or other means or any stamp or other distinctive marking made by or with the authority of the person required to sign the document to indicate it is approved by such person,

2 8 any reference to an "instrument" means, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication,

2 9 subject to the Acts, a special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required and a special resolution shall be effective for any purpose for which an extraordinary resolution is required under these Articles, and

2 10 headings to these Articles are inserted for convenience only and shall not affect construction

SHARE CAPITAL

3 The share capital of the Company on the adoption of these Articles is £13,000,000 divided into 260,000,000 ordinary shares of five pence each [1]

VARIATION OF RIGHTS

4 Subject to the Acts, whenever the capital of the Company is divided into different classes of shares, the rights attached to any class of shares in issue may (unless otherwise provided by the terms of issue of the shares of that class) from time to time be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate meeting of such holders (but not otherwise)

5 The special rights conferred upon the holders of any shares or class of shares shall, unless otherwise provided by these Articles or the terms of issue of the shares concerned, be deemed to be varied by a reduction of capital paid up on those shares but shall be deemed not to be varied by the creation or issue of further shares ranking pari passu with them or subsequent to them The special rights conferred on the holders of ordinary shares shall be deemed not to be varied by the creation or issue of any further shares ranking in priority to them nor shall any consent or sanction of the holders of ordinary shares be required under Article 4 to any variation or abrogation effected by a resolution on which only the holders of ordinary shares are entitled to vote

SHARES

6 Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine, or in the absence of such determination, or so far as any such resolution does not make specific provision, as the Board may determine

7 Subject to the provisions of the Acts and to any resolution of the Company in general meeting, all unissued shares of the Company shall be at the disposal of the Board which may allot, grant options over or otherwise dispose of them to such persons, on such terms and at such times as it may think fit

8 Subject to the provisions of the Acts, shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by or in accordance with these Articles

[1] The share capital of the Company was increased by ordinary resolution passed on 26 July 2005 from £13,000,000 to £25,000,000 by the creation of an additional 240,000,000 ordinary shares of 5 pence each and by ordinary resolution passed on 17 July 2006 to £50,000,000 by the creation of an additional 500,000,000 ordinary shares 1 of 5 pence each

9 In addition to all other powers of paying commissions the Company may exercise the powers of paying commissions conferred by the Acts Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other

10 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound to recognise any interest in any share except an absolute right to the entirety of the share in the holder

11 Shares may not be registered in the names of more than four persons jointly

PROHIBITED SHARES

12 For the purposes of this Article

12 1 "Prohibited Share" means any US-held Share which the Directors decide is beneficially owned by one or more US Residents who, if such US Residents were aggregated with the total number of other US Residents who beneficially own US-held Shares, would be in excess of the Permitted Maximum as defined in Article 12 2,

"share" means any share or right to substitute for or call for the issue of or to convert into or exchange for a share in the issued share capital of the Company,

"US-held Share" means any share which the Directors believe is beneficially owned by one or more US Residents,

"US Resident" means a person resident in the United States of America or its territories, possessions or any other area subject to its jurisdiction, and

any references in this Article to beneficial ownership shall be deemed to include beneficial ownership by attribution pursuant to Section 3(c)(1)(A) of the Investment Company Act of 1940 of the United States of America and references to "beneficial owner" or "beneficially owned" shall be construed accordingly

12 2 If at any time the Directors believe that the aggregate number of US Residents who are beneficial owners of shares is more than 80 ("the Permitted Maximum") then the Prohibited Shares may be dealt with in accordance this Article

12 3 It shall be for the Directors to decide whether or not a share is a Prohibited Share but, in making any such decision, the Directors shall, so far as practicable, have regard to the order of date (insofar as the Directors are able to determine) in which shares become US-held Shares and/or the relative numbers of the US-held Shares held or beneficially owned by each relevant US Resident save

(a) in circumstances where such decision would in the opinion of the Directors be inequitable, when the Directors shall apply such other criterion or criteria as they consider appropriate, and

(b) in the case of shares which become US-held Shares at or around the same time when the Directors shall be entitled to determine which of those US-held Shares are to be treated as Prohibited Shares, in such manner (whether by scaling-down or otherwise) as they shall in their absolute discretion decide

12 4 Subject to the provisions of this Article 12, the Directors shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that all shares are not US-held Shares or Prohibited Shares Nevertheless, the Directors may at any time give notice in writing to the holder (or to any one of the joint holders) of a share requiring him to make a declaration (in such form as the Directors may prescribe) within such reasonable period as may be specified in the notice as to whether or not the share is a US-held Share If such holder fails to comply with such notice, the Directors may, in their absolute discretion, treat any share held by such holder as a Prohibited Share

12 5 The Directors may give notice in writing to the holder (or to any one of joint holders) of any share which appears to them to be a Prohibited Share requiring him within twenty-one days (or such extended time as in all the circumstances the Directors shall consider reasonable) to transfer (and/or procure the disposal of interests in) such share to another person so that it will cease to be a Prohibited Share On and after the date of such notice, and until registration of any such transfer, the share shall not confer any right to receive notice of or to attend or vote at general meetings of the Company and of any class of holders of shares and the rights to attend (whether in person or by proxy), to speak and to demand a vote on a poll which would have attached to the share had it not appeared to the Directors to be a Prohibited Share shall vest in the Chairman of any such meeting The manner in which the Chairman exercises or refrains from exercising any such rights shall be entirely at his discretion The Chairman of any such meeting as aforesaid shall be informed by the Directors of any share becoming or being deemed to be a Prohibited Share

12 6 If within twenty-one days after the giving of any notice pursuant to Article 12 5 (or such extended time as in all the circumstances the Directors shall consider reasonable) such notice is not complied with to the satisfaction of the Directors, the Directors shall arrange for the Company to sell such share at the best price reasonably obtainable to any other person so that the share will cease to be a Prohibited Share For this purpose, in the case of a share in certificated form the Directors may authorise in writing any officer or employee of the Company to execute on behalf of the holder or holders a transfer of the share to the purchaser and may issue a new certificate to the purchaser or, in the case of a share in uncertificated form, the Directors may take such other steps (including the giving of directions to or on behalf of the holder or holders, who shall be bound by them) as they think fit to effect the transfer The net proceeds of the sale of such share shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid over by the Company to the former holder or holders (together with interest at such rate as the Directors consider appropriate) upon surrender by him or them of the certificate for the share

12 7 Any notice pursuant to Article 12 4, 12 5 or 12 6 may relate to more than one share and shall in any event specify the share or shares to which it relates

12 8 The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article 12

UNCERTIFICATED SHARES

13 The Company may -

13 1 issue shares and other securities which do not have certificates,

13 2 permit existing shares and other securities to be held without certificates, and

13 3 permit any shares or other securities held without certificates to be transferred without an instrument of transfer

in each case in dematerialised form pursuant to the Regulations

14 If the Company has any shares in issue which are in uncertificated form, these Articles will continue to apply to such shares, but only insofar as they are consistent with -

14 1 holding those shares in uncertificated form,

14 2 transferring ownership of those shares by using a relevant system,

14 3 any of the provisions of the Regulations, and

14 4 any regulation laid down by the Board under Article 17

and, without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form

15 Where any class of shares in the capital of the Company is a participating security and the Company is entitled under any provisions of the Acts or the rules made and practices instituted by the Operator or under these Articles to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares which are held in uncertificated form, such entitlement (to the extent permitted by the Regulations and the rules made and practices instituted by the Operator) shall include the right to -

15 1 require the conversion of any shares held in uncertificated form which are the subject of any exercise by the Company of any such entitlement into certificated form to enable the Company to effect the disposal, sale or transfer of such shares,

15 2 direct the holder to take such steps, by instructions given by means of a relevant system or otherwise, as may be necessary to sell or transfer such shares,

15 3 appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of shares as may be required to effect the transfer of such shares and such steps shall be as effective as if they had been taken by the holder of the shares concerned,

15 4 transfer any shares which are the subject of any exercise by the Company of any such entitlement by entering the name of the transferee in the Register in respect of that share as a transferred share,

15 5 otherwise rectify or change the Register in respect of that share in such manner as may be appropriate, and

15 6 take such other action as may be necessary to enable those shares to be registered in the name of the person to whom the shares have been sold or disposed of or as directed by him

16 The Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance upon such assumption, in particular, any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the Register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled)

17 The Board may also lay down regulations which -

17 1 govern the issue, holding and transfer and, where appropriate, the mechanics of conversion and redemption of shares held in uncertificated form,

17 2 govern the mechanics for payments involving the relevant system, and

17 3 make any other provisions which the Board considers are necessary to ensure that these Articles are consistent with the Regulations, and with any rules or guidance of an Operator under the Regulations

If stated expressly, such regulations will apply instead of other relevant provisions in these Articles relating to certificates and the transfer, conversion and redemption of shares and other securities and any other provisions which are not consistent with the Regulations

SHARE CERTIFICATES

18 Every member (other than a person who is not entitled to a certificate under the Acts) upon becoming the holder of any shares in certificated form shall be entitled without payment to one certificate for all the shares of each class held by him in certificated form and, upon transferring a part of the shares comprised in a certificate, to a certificate for the balance of such shares held in certificated form Shares of different classes may not be included in the same certificate The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them

19 Share certificates of the Company (other than letters of allotment, scrip certificates and other like documents) shall, unless the Board by resolution otherwise determines, either generally or in any particular case or cases, be issued under the Seal or under any official seal kept by the Company by virtue of section 40 of the Act Whether or not share certificates are issued under a seal, the Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any certificates for shares, stock or debenture or loan stock (except where the trust deed constituting any stock or debenture or loan stock provides to the contrary) or representing any other form of security of the Company need not be autographic but may be applied to the certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any person Every share certificate shall specify the number and class of the shares to which it relates and the amount paid up on such shares

20 If a share certificate is worn out, defaced, lost, stolen or destroyed, it may be renewed without payment of any fee but on such terms (if any) as to evidence and indemnity with or without security and otherwise as the Board requires and, in the case of a worn out or defaced certificate, on delivery up of that certificate In the case of loss, theft or destruction, the person to whom the new certificate is issued may be required to pay to the Company any exceptional out of pocket expenses incidental to the investigation of evidence of loss, theft or destruction and the preparation of the requisite form of indemnity

LIEN ON SHARES

21 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share The Board may at any time declare any share to be wholly or in part exempt from the provisions of this Article The Company's lien on a share shall extend to any amount payable in respect of it and to any share or security issued in right of it

22 The Company may sell in such manner as the Board determines any share on which the Company has a lien if the sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment and stating that if the notice is not complied with the shares may be sold

23 To give effect to a sale the Board may authorise some person to execute an instrument of transfer or otherwise effect the transfer of the shares sold to, or in accordance with the directions of, the purchaser The purchaser shall not be bound to see to the application of the purchase moneys, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings relating to the sale

24 The net proceeds of the sale, after payment of the costs of sale, shall be applied in or towards payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate, if any, for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale

CALLS ON SHARES

25 Subject to the terms of allotment, the Board may make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to at least 14 clear days' notice having been given specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares A call may be required to be paid by instalments A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

26 A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed

27 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of that share

28 If a call remains unpaid after it has become due and payable the person from whom the sum is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate, but the Board may waive payment of the interest wholly or in part

29 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call

30 Subject to the terms of allotment, the Board may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares

31 The Board may, if it thinks fit, receive from any member willing to advance it all or any part of the moneys uncalled and unpaid upon any shares held by him, and may pay upon all or any of the moneys so advanced (until the same would but for such advance become presently payable) interest at the appropriate rate or at such other rate as may be agreed between the Board and such member, subject to any directions of the Company in general meeting

FORFEITURE AND SURRENDER OF SHARES

32 If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited

33 If the notice is not complied with any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited share and not paid before the forfeiture The Board may accept upon such terms and conditions as may be agreed a surrender of any share liable to be forfeited and, subject to such terms and conditions, a surrendered share shall be treated as if it had been forfeited

34 Subject to the provisions of the Acts, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determines either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition the forfeiture may be cancelled on such terms as the Board thinks fit Where for the purposes of its disposal a forfeited share is to be transferred to any person the Board may authorise some person to execute an instrument of transfer or otherwise effect the transfer of the share to that person

35 A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate, if any, for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate from the date of the forfeiture until payment but the Board may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal

36 A statutory declaration by a Director or the Secretary that a share has been forfeited or sold to satisfy a lien of the Company on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture, sale or disposal of the share

TRANSFER OF SHARES

37 A share held in certificated form may be transferred by an instrument of transfer in any usual form or in any other form which the Board may approve, which shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee A share held in uncertificated form may be transferred by means of a relevant system The transferor shall be deemed to remain the holder of the share until the transferee is entered on the Register as its holder

38 The Board may, in the case of shares held in certificated form, in its absolute discretion refuse to register the transfer of a share which is not fully paid but shall not be bound to specify the grounds upon which such registration is refused provided that, where any such shares are admitted to the Official List of the UKLA, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis

39 The Board may also refuse to register a transfer of shares held in certificated form unless the instrument of transfer is -

39 1 duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, lodged at the Transfer Office or at such other place as the Board may appoint and (save in the case of a transfer by a person to whom no certificate was issued in respect of the shares in question) accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do,

39 2 in respect of only one class of shares, and

39 3 in favour of not more than four transferees

40 If the Board refuses to register a transfer of shares held in certificated form, it shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal

41 Registration of a transfer of an uncertificated share may be refused in circumstances set out in the Regulations and where, in the case of transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four

42 No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share or for making any entry in the Register affecting the title to any share

43 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall be returned to the person lodging it when notice of the refusal is given

44 For all purposes of these Articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the Board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer

TRANSMISSION OF SHARES

45 If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest, but nothing contained in these Articles shall release the estate of a deceased member from any liability in respect of any share which had been held (whether solely or jointly) by him

46 A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the Board may properly require and subject as subsequently provided in these Articles, elect either to become the holder of the share or to have some person nominated by him registered as the transferee If he elects to become the holder he shall give notice to the Company to that effect If he elects to have another person registered he shall, if the share is held in certificated form, execute an instrument of transfer of the share to that person or, if the share is held in uncertificated form, transfer the share to that person by way of a relevant system All the provisions of these Articles relating to the transfer and the registration of transfers of shares (including any right to refuse to register any transfer) shall apply to the notice or transfer as if it were a transfer by the member and the death or bankruptcy of the member or other event giving rise to the entitlement had not occurred

47 Subject to any other provisions of these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of or to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within 60 days the Board may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with

UNTRACEABLE SHAREHOLDERS

48 The Company shall be entitled to sell at the best price reasonably obtainable any shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that -

48 1 for a period of twelve years, no cash dividend payable in respect of the shares has been claimed, no cheque or warrant sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled to the shares at his address on the Register or (if different) the last known address given by the member or the person so entitled to which cheques and warrants are to be sent has been paid, each attempt to make a payment in respect of the shares by means of bank transfer or other method for the payment of dividends or other moneys in respect of shares has failed and no communication has been received by the Company from the member or the person so entitled (in his capacity as member or person entitled),

48 2 in such period of twelve years at least three dividends (whether interim or final) have become payable on the shares,

48 3 the Company has at the expiration of the said period of twelve years by advertisement in both a national newspaper and in a newspaper circulating in the area in which the address referred to in Article 48 1 is located given notice of its intention to sell such shares, and

48 4 during the period of three months following the publication of the said advertisements the Company has received no communication in respect of such share from such member or person entitled

If at any time during or after the said period of twelve years further shares have been issued in right of those held at the commencement of that period or of any issued in right during that period and, since the date of issue, the requirements of Articles 48 1 to 48 4 have been satisfied in respect of such further shares, the Company may also sell the further shares

49 To give effect to a sale pursuant to the preceding Article the Board may authorise some person to execute an instrument of transfer or otherwise effect the transfer of the shares to be sold If the shares concerned are in uncertificated form, in accordance with the Regulations, the Company may issue a written notification to the Operator requiring conversion of the shares into certificated form The purchaser shall not be bound to see to the application of the purchase moneys and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings relating to the sale The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the net proceeds, which shall be a debt of the Company, and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount No trust shall be created and no interest shall be payable in respect of the debt, and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments for the benefit of the Company as the Board may from time to time determine

DISCLOSURE OF INTERESTS

50 1 For the purposes of this Article, unless the context otherwise requires -

50 1 1 **"disclosure notice"** means a notice issued by or on behalf of the Company requiring disclosure of interests in shares pursuant to section 793 of the 2006 Act,

50 1 2 **"specified shares"** means all or, as the case may be, some of the shares specified in a disclosure notice,

50 1 3 "**restrictions**" means one or more, as the case may be, of the restrictions referred to in Article 50 3,

50 1 4 "**restriction notice**" means a notice issued by or on behalf of the Company stating, or substantially to the effect, that (until such time as the Board determines otherwise pursuant to Article 50 4) the specified shares referred to therein shall be subject to one or more of the restrictions stated therein,

50 1 5 "**restricted shares**" means all or, as the case may be, some of the specified shares referred to in a restriction notice,

50 1 6 a person other than the member holding a share shall be treated as appearing to be interested in that share if -

(a) the member has informed the Company, whether under any statutory provision relating to disclosure of interests or otherwise, that the person is, or may be, or has been at any time during the three years immediately preceding the date upon which the disclosure notice is issued, so interested, or

(b) the Board (after taking account of any information obtained from the member or, pursuant to a disclosure notice, from any other person) knows or has reasonable cause to believe that the person is, or may be, or has been at any time during the three years immediately preceding the date upon which the disclosure notice is issued, so interested, or

(c) in response to a disclosure notice, the member or any other person appearing to be so interested has failed to establish the identities of all those who are so interested and (after taking into account the response and any other relevant information) the Board has reasonable cause to believe that such person is or may be so interested,

50 1 7 "**connected**" shall have the meaning given to it in section 839 of the Income and Corporation Taxes Act 1988,

50 1 8 "**interested**" shall be construed as it is for the purpose of section 793 of the 2006 Act,

50 1 9 "**recognised investment exchange**" shall have the same meaning as in the Financial Services and Markets Act 2000, and

50 1 10 for the purposes of Articles 50 2 2 and 50 4 the Company shall not be treated as having received the information required by the disclosure notice in accordance with the terms of such disclosure notice in circumstances where the Board knows or has reasonable cause to believe that the information provided is false or materially incorrect

50 2 Notwithstanding anything in these Articles to the contrary, if -

50 2 1 a disclosure notice has been served on a member or any other person appearing to be interested in the specified shares, and

50 2 2 the Company has not received (in accordance with the terms of such disclosure notice) the information required therein in respect of any of the specified shares within 14 days after the service of such disclosure notice,

then the Board may (subject to Article 50 7) determine that the member holding the specified shares shall, upon the issue of a restriction notice referring to those specified shares in respect of which information has not been received, be subject to the restrictions referred to in such restriction notice, and upon the issue of such restriction notice such member shall be so subject As soon as practicable after the issue of a restriction notice the Company shall serve a copy of the notice on the member holding the specified shares

50 3 The restrictions which the Board may determine shall apply to restricted shares pursuant to this Article shall be one or more, as determined by the Board, of the following -

50 3 1 that the member holding the restricted shares shall not be entitled, in respect of the restricted shares, to attend or be counted in the quorum or vote either personally or by proxy at any general meeting or at any separate meeting of the holders of any class of shares or upon any poll or to exercise any other right or privilege in relation to any general meeting or any meeting of the holders of any class of shares,

50 3 2 that no transfer of the restricted shares shall be effective or shall be registered by the Company, provided that where the restricted shares are held in uncertificated form registration of a transfer may only be refused if permitted by the Regulations,

50 3 3 that no dividend (or other moneys payable) shall be paid in respect of the restricted shares and that, in circumstances where an offer of the right to elect to receive shares instead of cash in respect of any dividend is or has been made, any election made thereunder in respect of such specified shares shall not be effective

50 4 The Board may determine that one or more of the restrictions imposed on restricted shares shall cease to apply at any time If the Company receives in accordance with the terms of the relevant disclosure notice the information required therein in respect of the restricted shares all restrictions imposed on the restricted shares shall cease to apply seven days after receipt of the information In addition, in the event that the Company receives notice of a transfer in respect of all or any restricted shares, which would otherwise be given effect to, pursuant to a sale -

50 4 1 on a recognised investment exchange, or

50 4 2 on any stock exchange outside the United Kingdom on which the Company's shares are normally dealt, or

50 4 3 on the acceptance of a takeover offer (as defined in section 974 of the 2006 Act) for the shares of the class of which such restricted shares form part,

to a party not connected with the member holding such restricted shares or with any other person appearing to be interested in such restricted shares, then all the restrictions imposed on such restricted shares shall cease to apply with effect from the date on which any such notice as aforesaid is received by the Company provided always that if, within ten days after such receipt, the Board decides that it has reasonable cause to believe that the change in the registered holder of such restricted shares would not be as a result of an arm's length sale resulting in a material change in the beneficial interests in such restricted shares, the restrictions imposed on the restricted shares shall continue to apply

50 5 Where the Board makes a decision pursuant to the proviso to Article 50 4, the Company shall notify the purported transferee of such decision as soon as practicable and any person may make representations in writing to the Board concerning any such decision

The Company shall not be liable to any person as a result of having imposed restrictions or deciding that such restrictions shall continue to apply if the Board acted in good faith

50 6 Where dividends or other moneys are not paid as a result of restrictions having been imposed on restricted shares, such dividends or other moneys shall accrue and, upon the relevant restriction ceasing to apply, shall be payable (without interest) to the person who would have been entitled had the restriction not been imposed

50 7 Where the aggregate number of shares of the same class as the specified shares in which any person appearing to be interested in the restricted shares (together with persons connected with him) appears to be interested represents less than 0 25 per cent (in nominal value) of the shares of that class in issue (excluding any shares of that class held as treasury shares) at the time of service of the disclosure notice in respect of such specified shares only the restriction referred to in Article 50 3 1 may be determined by the Board to apply

50 8 Shares issued in right of restricted shares shall on issue become subject to the same restrictions whilst held by that member as the restricted shares in right of which they are issued For this purpose, shares which are allotted or offered or for which applications are invited (whether by the Company or otherwise) pro rata (or pro rata ignoring fractional entitlements and shares not allocated to certain members by reason of legal or practical problems associated with offering shares outside the United Kingdom) shall be treated as shares issued in right of restricted shares

50 9 The Board shall at all times have the right, at its discretion, to suspend, in whole or in part, any restriction notice given pursuant to this Article either permanently or for any given period and to pay to a trustee any dividend payable in respect of any restricted shares or in respect of any shares issued in right of restricted shares Notice of any suspension, specifying the sanctions suspended and the period of suspension, shall be given to the relevant holder in writing within seven days after any decision to implement such a suspension

50 10 The limitations on the powers of the Board to impose and retain restrictions under this Article are without prejudice to the Company's power to apply to the court pursuant to the Acts to apply these or any other restrictions on any conditions

ALTERATION OF SHARE CAPITAL

51 The Company may by ordinary resolution -

51 1 increase its share capital by new shares of such amount as the resolution prescribes,

51 2 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares,

51 3 subject to the provisions of the Acts, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or deferred rights or be subject to any restrictions as compared with the others, and

51 4 cancel or reduce the nominal value of shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled or the amount of the reduction

52 Upon any consolidation of shares into shares of larger amount the Board may settle any difficulty which may arise with regard to such consolidation and in particular may, as between the holders of shares so consolidated, determine which shares are consolidated into each consolidated share and in the case of any shares registered in the name of one member being consolidated with shares registered in the name of another member the Board may make such arrangements for the allotment, acceptance and/or sale of shares representing fractional entitlements to the consolidated share or for the sale of the consolidated share and may sell the fractions or the consolidated share either upon the market or otherwise to such person at such time and at such price as it may think fit For the purposes of giving effect to any such sale the Board may authorise some person to execute an instrument of transfer of the shares or fractions sold to, or in accordance with the directions of, the purchaser The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to such shares be affected by any irregularity in or invalidity of the proceedings relating to the sale The Board shall distribute the net proceeds of sale among such members rateably in accordance with their rights and interests in the consolidated share or the fractions provided that the Board shall have power when making such arrangements to determine that no member shall be entitled to receive such net proceeds of sale unless his entitlement exceeds such amount as the Board shall determine (not exceeding £3 per holding) and if the Board exercises such power the net proceeds of sale not distributed to members as a result shall belong absolutely to the Company

53 Subject to the provisions of the Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any way

PURCHASE OF OWN SHARES

54 Subject to the provisions of the Acts, the Company may purchase its own shares (including any redeemable shares) and any shares to be so purchased may (subject to any resolution of the Company in general meeting) be selected by the Board in any manner

GENERAL MEETINGS

55 All general meetings other than annual general meetings shall be called extraordinary general meetings

56 The Board may call general meetings and, on the requisition of members pursuant to the provisions of the Acts, shall forthwith convene an extraordinary general meeting If there are not sufficient Directors capable of acting to call a general meeting, any Director may call a general meeting If there is no Director able to act, any two members may call a general meeting for the purpose of appointing Directors

NOTICE OF GENERAL MEETINGS

57 Unless consent to short notice is obtained in accordance with the provisions of the Acts, an annual general meeting or an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice All other extraordinary general meetings shall be called by at least 14 clear days' notice Subject to the provisions of these Articles and to any restrictions imposed on any shares, every notice of meeting shall be given to all the members, all other persons who are at the date of the notice entitled to receive notices from the Company and to the Directors and Auditors

58 Every notice of meeting shall specify the place, the day and the time of the meeting and, in the case of special business (within the meaning of Article 60), the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such Every notice calling a meeting for the passing of an extraordinary or special resolution shall specify the intention to propose the resolution as an extraordinary or special resolution (as the case may be) and the terms of the resolution Every notice of meeting shall state with reasonable prominence that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a member

59 The accidental omission to give notice of a meeting, or to send an instrument of proxy or invitation to appoint a proxy as provided by these Articles, to any person entitled to receive the same, or the non-receipt of a notice of meeting or instrument of proxy or invitation to appoint a proxy by such a person, shall not invalidate the proceedings at that meeting

PROCEEDINGS AT GENERAL MEETINGS

60 All business shall be deemed special that is transacted at an extraordinary general meeting, and all business that is transacted at an annual general meeting shall also be deemed special with the exception of -

60 1 the laying, consideration and/or approval of the reports of the Directors and Auditors, the annual accounts and any other documents required to accompany or to be annexed to them,

60 2 the sanction and declaration of dividends,

60 3 the election and re-election of Directors to fill vacancies caused by Directors retiring under these Articles, and

60 4 the appointment of auditors where special notice of such appointment is not required by the Act and the fixing or determination of the manner of fixing of their remuneration

61 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business The absence of a quorum shall not preclude the appointment of a chairman in accordance with the provisions of these Articles, which shall not be treated as part of the business of the meeting Two members present in person or by proxy and entitled to vote upon the business to be transacted at the meeting shall be a quorum

62 If such a quorum is not present within 15 minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) from the time appointed for the meeting, the meeting, if convened on the requisition of or by members, shall be dissolved In any other case it shall stand adjourned to the same place and time one week later, or to such day (not being more than 28 days after the date appointed for the meeting) and to such time and place as the Board may determine If the meeting is adjourned for 14 days or more, not less than five days' notice thereof shall be given by advertisement in one national newspaper, but no other notice shall be required If at any such adjourned meeting a quorum is not present within 15 minutes from the time appointed for the meeting, the member present in person or by proxy and entitled to vote upon the business to be transacted at the meeting shall be a quorum

63 The Board may make any security arrangements which it considers appropriate relating to the holding of a general meeting of the Company including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted A Director or the Secretary may -

63 1 refuse entry to a meeting to any person who refuses to comply with any such arrangements, and

63 2 eject from a meeting any person who causes the proceedings to become disorderly

64 The chairman (if any) of the Board or in his absence the deputy chairman (if any) shall preside as chairman at every general meeting of the Company If there is no such chairman or deputy chairman present and willing to act as chairman at any meeting within five minutes after the time appointed for holding the meeting the Directors present shall choose one of their number to be chairman and, if there is only one Director present and willing to act, he shall be chairman If no Director is willing to act as chairman, or if no Director is present within five minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose one of their number to be chairman of the meeting

65 A Director shall be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company, notwithstanding that he is not a member, or not a holder of the class of shares in question

66 The chairman of a meeting at which a quorum is present may, with the consent of the meeting (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place and, if it appears to the chairman that it is likely to be impracticable to hold or continue the meeting, because the number of persons attending or wishing to attend cannot be conveniently accommodated in the place appointed for the meeting, or the unruly conduct of persons attending the meeting prevents or is likely to prevent the continuation of the business of the meeting, he may adjourn the meeting to another time and place without the consent of the meeting No business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place When a meeting is adjourned for 30 days or more (otherwise than due to the absence of a quorum) or without a time and place for the adjourned meeting being fixed, at least seven clear days' notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting Otherwise it shall not be necessary to give any such notice

67 A general meeting may be held at more than one place if -

67 1 the notice convening the meeting specifies that it shall be held at more than one place, or

67 2 the Board resolves, after the notice convening the meeting has been given, that the meeting shall be held at more than one place, or

67 3 it appears to the chairman of the meeting that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend

A general meeting held at more than one place is duly constituted and its proceedings are valid if (in addition to the other provisions of these Articles relating to general meetings) the chairman of the meeting is satisfied that there are adequate facilities to enable each person present at each place to participate in the business for which the meeting has been convened, hear and see all persons present who speak, whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise (whether in use when these Articles are adopted or developed subsequently) and have access to all documents which are required by the Acts and these Articles to be made available at the meeting Each person present at each place in person or by proxy and entitled to vote shall be counted in the quorum for, and shall be entitled to vote at, the meeting The meeting is deemed to take place at the place at which the chairman of the meeting is present

68 No amendment or proposed amendment to a resolution shall be considered or voted upon by the members at any general meeting or adjourned general meeting unless -

68 1 in the case of a resolution duly proposed as a special or extraordinary resolution it is a mere clerical amendment to correct a patent error, or

68 2 in the case of a resolution duly proposed as an ordinary resolution either the Company shall have received written notice of the amendment or proposed amendment and of the intention of the proposer to attend and propose it at least 48 hours before the time fixed for the general meeting or the chairman of the meeting in his absolute discretion shall decide that the amendment or amended resolution should be considered and put to the vote

With the consent of the chairman, an amendment may be withdrawn by its proposer before it is put to the vote If the chairman of the meeting in good faith rules an amendment to a resolution out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling

69 At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, or on the withdrawal of any other demand for a poll, a poll is demanded by -

69 1 the chairman of the meeting, or

69 2 at least five members present in person or by proxy having the right to vote at the meeting, or

69 3 a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the company held as treasury shares), or

69 4 a member or members present in person or by proxy holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the company conferring a right to vote at the meeting which are held as treasury shares), or

69 5 any member present in person or by proxy in the case of a resolution to confer, vary, revoke or renew authority or approval for an off-market purchase by the Company of its own shares,

and a demand by a person as proxy for a member shall be the same as a demand by the member

70 Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution

71 The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made

72 A poll shall be taken as the chairman of the meeting directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded

73 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the demand for the poll is made shall be entitled to a casting vote in addition to any other vote he may have.

74 A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than 30 days after the poll is demanded The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

75 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken

76 A resolution in writing executed or approved in writing by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present (and for this purpose shares in the company held as treasury shares are to be regarded as not conferring an entitlement to vote) shall be as effectual as if it had been passed at a general meeting duly convened and held and may consist of several documents in the like form each executed or approved in writing by or on behalf of one or more members

VOTES OF MEMBERS

77 Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder

78 In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register in respect of the joint holding

79 A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, and otherwise exercise all his rights as a member by his receiver or other person authorised in that behalf appointed by that court, and any such receiver or other person may, on a poll, vote by proxy Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote or act shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, or, in the case of a poll, at least 48 hours before the time appointed for the taking of the poll and in default the right to vote shall not be exercisable

80 Unless the Board otherwise determines, no member shall attend or vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company or upon a poll, either in person or by proxy, in respect of any share held by him or exercise any other right or privilege conferred by membership in relation to any such meeting or poll unless all moneys presently payable by him in respect of that share have been paid

81 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered, and every vote not disallowed at the meeting or poll shall be valid Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive

PROXIES

82 On a show of hands every proxy appointed by a member and present at a general meeting of the Company (other than the chairman of the meeting) shall have one vote A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member On a poll votes may be given either personally or by proxy A member may appoint more than one proxy to attend on the same occasion and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way No proxy shall in that capacity be entitled to speak at any general meeting, except to demand or join in a demand for a poll A person appointed to act as a proxy need not be a member of the Company The appointment of a proxy shall be in any common form or in any other form which the Board shall approve and may -

82 1 be by means of an instrument executed by or on behalf of the appointor or, if the appointor is a corporation, under the hand of a duly authorised officer or attorney, or

82 2 where an address has been specified for such purpose as set out in the following Article, be by one or more means in electronic form subject to such terms and conditions, including as to execution, as the Board may from time to time prescribe

83 In respect of any general meeting the Board may, if it thinks fit, but subject to the Acts, at the Company's expense send instruments of proxy for use at the meeting and issue invitations by electronic means to appoint a proxy in relation to the meeting in such a form as may be approved by the Board The appointment of a proxy shall be deemed (subject to any contrary intention contained in the appointment) to confer authority to vote on a

show of hands, demand or join in demanding a poll and to vote on a poll on any resolution or amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit The appointment of a proxy shall, unless the contrary is stated therein, be valid as well for an adjournment of the meeting as for the meeting to which it relates If a member appoints more than one person to act as his proxy the appointment of each such proxy shall specify the shares held by the member in respect of which each such proxy is authorised to vote and no member may appoint more than one proxy (save in the alternative) to vote in respect of any one share held by that member

84 The appointment of a proxy and (unless the Board otherwise decides) any authority under which it is executed or a copy of such authority certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other way approved by the Board shall -

84 1 in the case of an instrument and any authority or copy thereof be deposited at the Office or at such other place in the United Kingdom as may be specified in or by way of note to the notice of meeting or any form of proxy or other document accompanying the same not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or the taking of the poll at which the person named in the appointment proposes to vote,

84 2 in the case of an appointment by electronic means be received at the address (if any) specified for the purpose of receiving such communications by electronic means

84 2 1 in or by way of note to the notice of meeting,

84 2 2 in any form of proxy sent by or on behalf of the Company in relation to the meeting,

84 2 3 in any invitation in electronic form to appoint a proxy issued by or on behalf of the Company in relation to the meeting, or

84 2 4 by means of a relevant system,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or the taking of the poll at which the person named in the appointment proposes to vote,

84 3 in either case, where a poll is taken more than 48 hours after it is demanded, be deposited or received as aforesaid not less than 24 hours before the time appointed for the taking of the poll, or

84 4 in the case only of an instrument or any authority or copy thereof, where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the Secretary or any Director

and an appointment which is not, or in respect of which the authority or copy thereof is not, deposited, received or delivered in a manner so permitted shall be invalid

85 Where two or more valid but differing appointments of proxies are deposited or received in respect of the same share for use at the same meeting or poll, the one which is last deposited or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other as regards that share, if the Company is unable to determine which was last deposited or received, none of them shall be treated as valid in

respect of that share No appointment of a proxy shall be valid after the expiration of twelve months from the date stated in it as the date of its execution

86 A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was deposited or received not less than two hours before the time for holding the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for taking the poll Such notice of determination shall be by means of instrument deposited at the place, or contained in an electronic communication received at the address (if any), specified in accordance with these Articles for the deposit or receipt of appointments of a proxy at the meeting in question

REPRESENTATIVES OF CORPORATIONS

87 Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise any person it thinks fit to act as its representative at any meeting of the Company The person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company present in person and shall for the purposes of these Articles be regarded as a member present in person Such representative may be required to produce a copy of such resolution certified by a proper officer of such corporation

CLASS MEETINGS

88 Unless otherwise provided by the terms of issue of any class of shares of the Company, all the provisions of these Articles relating to general meetings of the Company or to the proceedings at general meetings shall, mutatis mutandis, apply to every separate meeting of the holders of any class of shares of the Company, except that in the case of a meeting held in connection with the variation or abrogation of the rights attached to the shares of the class -

88 1 the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal amount of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, the holder or holders of shares of the class who are present in person or by proxy, whatever his or their holdings,

88 2 a poll may be demanded by any holder of shares of the class present in person or by proxy, and

88 3 the holders of shares of the class shall, on a poll, have one vote in respect of every share of the class held by them respectively

NUMBER OF DIRECTORS

89 Unless otherwise determined by ordinary resolution of the Company, the number of Directors shall not be less than four nor more than fifteen

APPOINTMENT AND RETIREMENT OF DIRECTORS

90 Each Director shall retire from office and shall be eligible for reappointment at the third annual general meeting after the general meeting at which he was appointed or last reappointed In addition, a director who would not otherwise be required to retire shall retire if he has held office with the Company other than employment or executive office for

a continuous period of 9 years or more at the date of the meeting If the Company, at the meeting at which a Director retires under this Article, does not fill the vacancy the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost

91 A Director retiring at a meeting who is not reappointed shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting or of any adjournment thereof

92 No person other than a Director retiring at the meeting shall be appointed or reappointed a Director at any general meeting unless -

92 1 he is recommended by the Board, or

92 2 not less than seven nor more than 21 clear days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to the Company of his intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's register of directors together with notice executed by that person confirming his willingness to be appointed or reappointed

93 Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an additional Director

94 The Board may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors A Director so appointed shall hold office only until the next following annual general meeting when he shall retire from office and be eligible for reappointment If not reappointed at such annual general meeting, he shall vacate office at its conclusion

DISQUALIFICATION AND REMOVAL OF DIRECTORS

95 In addition to any power of removal conferred by the Acts, the Company may by special resolution remove any Director before the expiration of his period of office Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company

96 The office of a Director shall be vacated if -

96 1 he becomes bankrupt or makes any arrangement or composition with his creditors generally, or

96.2 he becomes incapable by reason of physical incapacity or mental disorder of discharging his duties as a Director and the Board resolves that his office be vacated, or

96.3 he is absent from meetings of the Board during a continuous period of six months without permission of the Board and his Alternate Director (if any) shall not during such period have attended in his stead, and the Board resolves that his office be vacated, or

96 4 he ceases to be a Director by virtue of any provision of the Acts, is removed from office or becomes prohibited by law from being a Director, or

96 5 he resigns his office by notice to the Company, or

96 6 he is removed from office by notice in writing signed by all the other Directors

ALTERNATE DIRECTORS

97 Any Director may appoint any other Director, or any other person approved by resolution of the Board and willing to act, to be an Alternate Director and may remove from office an Alternate Director so appointed by him

98 The appointment of an Alternate Director shall automatically determine in any of the following events -

98 1 if his appointor terminates the appointment,

98 2 on the happening of any event which, if he were a Director, would cause him to vacate the office of Director,

98 3 if he resigns his appointment by notice to the Company,

98 4 if his appointor ceases for any reason to be a Director otherwise than by retiring and being reappointed or deemed to be reappointed at the meeting at which he retires, or

98 5 if he is not a Director and the Board revokes its approval of him by resolution

99 An Alternate Director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served upon him) be entitled at his appointor's request to receive notice of all meetings of the Board and of all meetings of committees of the Board of which his appointor is a member, to attend and vote and (save as provided in these Articles) be counted in the quorum at any such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence

100 An Alternate Director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a Director and in respect of his office of Alternate Director may receive such remuneration from the Company as the Board may determine An Alternate Director shall be entitled to be indemnified by the Company to the same extent as if he were a Director

101 An Alternate Director shall, during his appointment, be an officer of the Company and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him

102 Any appointment or removal of an Alternate Director shall be in writing signed by the Director making or revoking the appointment or in any other manner approved by the Board and shall take effect (subject to any approval required by these Articles) upon receipt of such written appointment or removal at the Office or by the Secretary

103 A Director or any other person may act as Alternate Director to represent more than one Director and an Alternate Director shall be entitled at meetings of the Board or any committee of the Board to one vote for every Director whom he represents in addition to his own vote (if any) as a Director

POWERS OF DIRECTORS

104 Subject to the provisions of the Acts, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the Board who may exercise all the powers of the Company No alteration of the Memorandum or these Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given The powers given by this Article shall not be limited by any special power given to the Board by these Articles and a duly convened meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board

105 The Board may make such arrangements as the Board thinks fit for the management and transaction of the Company's affairs and may for that purpose appoint local boards, managers and agents and delegate to them any of the powers of the Board with power to sub-delegate

106 The Board may from time to time, by power of attorney executed by the Company or otherwise, appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit Any such power of attorney or other authority may contain such provisions for the protection and convenience of persons dealing with any such attorney or agent as the Board may think fit and may also authorise any such attorney or agent to sub-delegate all or any of the powers, authorities and discretions vested in him

DELEGATION OF DIRECTORS' POWERS

107 The Board may delegate any of its powers, authorities and discretions (including, without prejudice to the generality of the foregoing, all powers, authorities and discretions whose exercise involves or may involve agreement of the terms of service or termination of employment or appointment of or the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to any committee consisting of one or more Directors together with any other person or persons approved by the Board, with power to sub-delegate Any such delegation may be made subject to any conditions the Board may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the provisions of these Articles regulating the proceedings of the Board so far as they are capable of applying Insofar as any power, authority or discretion is delegated to a committee, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be read and construed as if it were a reference to the exercise of such power, authority or discretion by such committee Every such committee shall have as a majority of its membership persons who are Directors and no resolution of any such committee shall be effective unless the majority of the persons present (in person or by their Alternate Directors) at the meeting at which it is passed are Directors

BORROWING POWERS

108 1 The Board shall restrict the borrowings of the Company, and shall so far as possible by the exercise of the Company's voting rights in and other rights or powers of control over its Subsidiary Undertakings secure that they restrict their borrowings, so that the aggregate principal amount at any time outstanding in respect of money borrowed by the Group shall

not without the previous sanction of an ordinary resolution of the Company exceed a sum equal to twice the adjusted share capital and reserves

108 2 For the purposes of this Article -

108 2 1 **"adjusted share capital and reserves"** means the aggregate of the amount paid up or credited as paid up on the allotted or issued share capital of the Company and the amount standing to the credit of each of the consolidated shareholders' funds (including any share premium account, capital redemption reserve, revaluation reserve and profit and loss account but net of any debit balance on profit and loss account) of the Group all as shown in the latest audited consolidated balance sheet of the Group but adjusted as may be necessary -

(a) to take account of any variation in the paid up share capital, share premium account or capital redemption reserve of the Company since the date of that balance sheet and so that for this purpose if any issue or proposed issue of shares by the Company for cash has been underwritten (whether conditionally or not) then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription money shall to the extent so underwritten be deemed to have been paid up on the date when the issue was underwritten,

(b) to take account in the case of Subsidiary Undertakings of the interests of participants outside the Group (if any) and any variation in the interest of the Company in any Subsidiary Undertaking between the date of the balance sheet and the date for which the calculation falls to be made, and

(c) to take account of any other factor which the Directors or the Auditors consider relevant,

108 2 2 **"money borrowed"** shall include -

(a) the nominal amount and any fixed or minimum premium payable on redemption or repayment of any debentures or loan capital issued by any member of the Group,

(b) the nominal amount of any issued share capital and the principal amount of any money borrowed the redemption or repayment of which is guaranteed or secured or the subject of an indemnity by the Company or any Subsidiary Undertaking (together in each case with any fixed or minimum premium payable on final redemption or repayment) except so far as such money borrowed is otherwise taken into account as money borrowed by the Company or a Subsidiary Undertaking,

but the following shall be disregarded -

(c) money borrowed by a member of the Group from another member of the Group, other than amounts to be taken into account under Article 108 2 2(e),

(d) any money borrowed intended to be applied within four months of being borrowed in the repayment of any money previously borrowed pending its application for such purpose within such period, and

(e) that proportion of the total money borrowed by any partly-owned Subsidiary Undertaking which its issued equity share capital not for the time being beneficially owned directly or indirectly by the Company bears to the whole of its issued equity share capital but a like proportion of any borrowings from such partly-owned Subsidiary Undertaking by the Company or any other Subsidiary Undertaking shall fall to be treated as borrowings of the Company or such other Subsidiary Undertaking notwithstanding the same would not otherwise be taken into account

108 3 No person dealing with the Company or any Subsidiary Undertakings shall by reason of the foregoing provisions be concerned to see or enquire whether this limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual

108 4 A report by the Auditors stating what is in their opinion, based on their examination of the accounting records of the Group or such other evidence as they may think appropriate, the amount of the adjusted share capital and reserves or the amount of money borrowed or to the effect that the limit imposed by this Article was not or will not be exceeded at any time or times shall be conclusive evidence of such amount or fact for the purposes of this Article

EXECUTIVE DIRECTORS

109 Subject to the provisions of the Acts, the Board may -

109 1 appoint one or more of its body to the office of managing director or chief executive or to any other executive office (except that of auditor) of the Company and may enter into an agreement or arrangement with any Director for his employment by the Company or any Subsidiary Undertaking or for the provision by him of any services outside the scope of the ordinary duties of a Director Any such appointment, agreement or arrangement may be made upon such terms as the Board determines and it may remunerate any such Director for his services as it thinks fit, and

109 2 permit any person appointed to be a Director to continue in any other office or employment held by him with the Company or any Subsidiary Undertaking before he was so appointed

110 Any appointment of a Director to the office of managing director or chief executive shall terminate if he ceases to be a Director but without prejudice to any claim for damages for breach of contract of service between the Director and the Company and he shall not (unless any agreement between him and the Company shall otherwise provide) cease to hold his office as Director by reason only of his ceasing to be managing director or chief executive

111 Save as provided in the foregoing Article, an Executive Director shall not (unless any agreement between him and the Company shall otherwise provide) cease to hold his office or employment with the Company by reason only of his ceasing to be a Director nor cease to be a Director if he ceases from any cause to hold the office or employment by virtue of which he is termed an Executive Director

112 The emoluments and benefits of any Executive Director for his services as such shall be determined by the Board and may be of any description, and (without limiting the generality of the foregoing) may include membership of any scheme or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants or, apart from

membership of any such scheme or fund, the payment of a pension or other benefits to him or his dependants on or after retirement or death

113 The Board may delegate or entrust to and confer upon any Executive Director any of the powers, authorities and discretions exercisable by it (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit and either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw or vary all or any part of such powers

ASSOCIATE DIRECTORS

114 The Board may at any time and from time to time appoint any person to be an associate director having such title, including the word "director", as the Board may decide and may at any time remove any person so appointed A person so appointed shall not be a Director of the Company and shall not be a member of the Board Subject as aforesaid, the Board may define and limit the powers and duties of any associate director and may determine his remuneration which may be in addition to any other remuneration receivable by him from the Company or any Subsidiary Undertaking

REMUNERATION OF DIRECTORS

115 The ordinary remuneration of the Directors (other than any Executive Directors appointed under these Articles) shall be such amount as the Directors shall from time to time determine provided that, unless otherwise approved by the Company in general meeting, the aggregate of the ordinary remuneration of such Directors shall not exceed £700,000 per year The ordinary remuneration shall be divided among such Directors in such manner as the Directors may determine A Director holding office for part only of a year shall be entitled to a proportionate part of a full year's remuneration

116 Any Director who serves on any committee of the Board or, by request of the Board, performs special services or goes or resides abroad for any purposes of the Company may be paid such extra remuneration by way of salary, percentage of profits or otherwise as the Board may determine

DIRECTORS' EXPENSES

117 The Directors may be paid all travelling, hotel and other expenses as they may incur in connection with their attendance at meetings of the Board or of committees of the Board or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the discharge of their duties The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under the Acts and may do anything to enable a Director to avoid incurring such expenditure all as provided in the Acts

DIRECTORS' GRATUITIES AND PENSIONS

118 The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a Subsidiary Undertaking or a predecessor in business of the Company or of any Subsidiary Undertaking, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit

DIRECTORS' INTERESTS

119 A Director who is in any way, whether directly or indirectly, interested in a transaction or arrangement with the Company shall, at a meeting of the Board, declare in accordance with the Acts the nature of his interest For the purposes of this Article and Articles 120 and 122 -

119 1 a general notice given to the Board that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified,

119 2 an interest of which a Director has no knowledge shall not be treated as an interest of his, and

119 3 an interest of a person who is connected with a Director shall be treated as an interest of the Director

120 Subject to the provisions of the Acts, and provided that he has disclosed to the Board the nature and extent of any interest of his in accordance with Article 119, a Director notwithstanding his office -

120 1 may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested,

120 2 may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested, and

120 3 shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit

121 Any Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director

122 Save as otherwise provided in these Articles, a Director shall not vote at a meeting of the Board or of a committee of the Board on any resolution concerning a matter in which he has, directly or indirectly, an interest which is material (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Company) unless his interest or duty arises only because the case falls within one or more of the following paragraphs -

122 1 the resolution relates to the giving to him or a person connected with him of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by him or such a person at the request of or for the benefit of, the Company or any Subsidiary Undertaking,

122 2 the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any Subsidiary Undertaking for which the Director or a person connected with him has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security,

122 3 the giving to him of any other indemnity where all other Directors are being offered indemnities on substantially the same terms,

122 4 the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all the Directors are being offered substantially the same arrangements,

122 5 his interest arises by virtue of him or a person connected with him subscribing or agreeing to subscribe for any shares, debentures or other securities of the Company or any Subsidiary Undertaking or by virtue of him or a person connected with him being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the Company or any Subsidiary Undertaking for subscription, purchase or exchange,

122 6 the resolution relates in any way to any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing one per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (excluding any shares in the company held as treasury shares and any voting rights attached thereto),

122 7 the resolution relates in any way to an arrangement in whole or in part for the benefit of the employees of the Company or any Subsidiary Undertakings which does not award him as such any privilege or advantage not generally awarded to the employees to whom such arrangement relates,

122 8 the resolution relates in any way to the purchase or maintenance for the Directors of insurance against any liability which by virtue of any rule of law would otherwise attach to all or any of them in respect of any negligence, default, breach of duty or breach of trust in relation to the Company or any Subsidiary Undertaking

123 A Director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote

124 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or a body corporate in which the Company is interested the proposals may be divided and considered in relation to each Director separately and (provided he is not for another reason precluded from voting) each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment

125 If a question arises at a meeting of the Board or of a committee of the Board as to the right of a Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, the question may (unless the Director concerned is the chairman of the meeting in which case he shall withdraw from the meeting and the Board shall elect a vice chairman to consider the question in place of the chairman), before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned has not been fairly disclosed and provided that any such question shall, for the purposes of disclosure of the interest in the

accounts of the Company, be finally and conclusively decided by a majority of the Board (other than the Director concerned)

126 The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a Director from voting at a meeting of the Board or of a committee of the Board or ratify any transaction not duly authorised by reason of a contravention of such Articles

PROCEEDINGS OF THE BOARD

127 Subject to the provisions of these Articles, the Board may regulate its proceedings as it thinks fit A Director may, and the Secretary at the request of a Director shall, call a meeting of the Board Notice of a board meeting may be given to a director personally or by word of mouth or sent by instrument to him at such address as he may from time to time specify for this purpose (or if he does not specify an address, at his last known address) or sent by electronic means to such address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose A Director absent or intending to be absent from the United Kingdom may request the Board that notices of board meetings shall during his absence be given by instrument or by electronic means to him (or to his alternate) at an address given by him to the Company for this purpose, but if no such request is made it shall not be necessary to give notice of a board meeting to any Director who is for the time being absent from the United Kingdom A Director may waive notice of any meeting either prospectively or retrospectively

128 Questions arising at a meeting shall be decided by a majority of votes In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote

129 The quorum for the transaction of the business of the Board may be fixed by the Board and unless so fixed at any other number shall be three A person who holds office as an Alternate Director shall, if his appointor is not present, be counted in the quorum provided that a Director or Alternate Director who attends a meeting of the Board shall for the purposes of a quorum be counted as one person notwithstanding that he also attends such meeting as an Alternate Director or that he attends as an Alternate Director appointed by more than one Director

130 Any Director or other person may participate in a meeting of the Board by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other and any person participating in the meeting in this manner shall be deemed to be present in person at that meeting Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, at the place where the chairman of the meeting is at the time the meeting is held

131 The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in the Board but, if the number of Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of filling vacancies in the Board or of calling a general meeting

132 The Board may appoint one of its number to be the chairman of the Board and one or more deputy chairmen and may at any time remove them from office Unless he is unwilling to do so, the chairman of the Board shall preside at every meeting of the Board at which he is present But if there is no chairman of the Board or deputy chairman holding office, or if at any meeting neither the chairman of the Board nor a deputy chairman is present and willing to preside within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting

133 A resolution in writing signed by all the Directors entitled to receive notice of a meeting of the Board (not being less than the number required to form a quorum of the Board) or all members of a committee of the Board shall be as valid and effectual as if it had been passed at a meeting of the Board or (as the case may be) a committee of the Board duly convened and held and may consist of several instruments or electronic communications in the like form each signed by one or more Directors, but a resolution signed by an Alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an Alternate Director, it need not be signed by the Alternate Director in that capacity

134. All acts done by a meeting of the Board, or of a committee of the Board, or by a person acting as a Director, Alternate Director or member of a committee shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment or continuance in office of any Director, Alternate Director or person acting as aforesaid, or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, Alternate Director or member of a committee and had been entitled to vote

SECRETARY

135 Subject to the provisions of the Acts, the Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit and any Secretary so appointed may be removed by the Board Two or more persons may be appointed as joint secretaries and the Board may also appoint from time to time on such terms as it may think fit one or more temporary or assistant or deputy secretaries

MINUTES

136 The Board shall cause minutes to be kept -

136 1 of all appointments of officers made by the Board, and

136 2 of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the Board, and of committees of the Board, including the names of the Directors present at each such meeting

Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are approved, shall be sufficient evidence without any further proof of the facts stated in them

THE SEAL

137 If the Company has a Seal it shall only be used by the authority of the Board or of a committee of the Board authorised by the Board The Board may determine who shall sign any instrument to which the Seal is affixed and unless otherwise so determined it shall be signed by a Director and by the Secretary or by a second Director

138 The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad, and such powers shall be vested in the Board

DIVIDENDS

139 Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board

140 Except as otherwise provided by the rights attached to the shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid but (for the purposes of this Article only) no amount paid on a share in advance of calls shall be treated as paid on the share All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly

141 Subject to the provisions of the Acts, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of the Company available for distribution If the share capital is divided into different classes of shares, the Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears The Board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to it that the profits available for distribution justify the payment Provided the Board acts in good faith the Directors shall not incur any liability to the holders of shares conferring preferred rights for any loss that they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights Dividends may be declared or paid in any currency

142 The Board may deduct from any dividend or other moneys payable on or in respect of a share to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares of the Company

143 No dividend or other moneys payable in respect of a share shall bear interest as against the Company unless otherwise provided by the rights attached to the share All unclaimed dividends may be retained by the Company or invested or made use of by the Company as the Board may think fit until they are claimed and so that the Company shall not be obliged to account for any interest or other income derived from them nor shall it be constituted a trustee in respect of them or be responsible for any loss thereby arising Any interest or profits earned on unclaimed dividends invested or otherwise made use of shall belong to the Company Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall be forfeited and cease to remain owing by the Company

144 Without prejudice to any rights attached to any shares, the Company or the Board may fix a date, or a particular time on a date, as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made In the absence of a record date being fixed, entitlement to any dividend, distribution, allotment or issue shall be determined by reference to the date on which the dividend is declared or the distribution, allotment or issue is made

145 The Board may pay the dividends or other moneys payable on shares in respect of which any person is entitled to be registered as holder by transmission to such person upon production of such evidence as would be required if such person desired to be registered as a member in respect of such shares

146 Any dividend or other moneys payable in respect of a share may be paid -

146 1 in cash,

146 2 by cheque or warrant sent by post to the address in the Register of the person entitled to the moneys or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of law, to the address in the Register of that one of those persons who is first named in the Register in respect of the joint holding or to such person and to such address as the person or persons entitled to the moneys may in writing direct Every such cheque or warrant shall be made payable to the person or persons entitled to the moneys or to such other person as the person or persons so entitled may in writing direct and shall be sent at the risk of the person or persons so entitled Any such cheque or warrant may be crossed "account payee" although the Company shall not be obliged to do so,

146 3 by bank transfer to such account (of a type approved by the Board) as the person or persons entitled to the moneys may in writing direct, or

146 4 by such other method of payment approved by the Board as the person or persons entitled to the moneys may in writing agree to

Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer shall be a good discharge to the Company

147 If in respect of dividends or other moneys payable in respect of any shares cheques or warrants have been sent through the post in accordance with the provisions of the preceding article but have been returned undelivered or left uncashed during the periods for which they are valid or bank transfers or other methods of payment have failed either -

147 1 on two consecutive occasions, or

147 2 on any one occasion and reasonable enquiries have failed to establish another address or account of the person entitled to the moneys,

the Company need not thereafter despatch further cheques or warrants or give instructions for bank transfers or other methods of payment in payment of dividends or other moneys payable on or in respect of the shares in question until the member or other person entitled thereto shall have communicated with the Company and supplied in writing to the Transfer Office a new address or account to be used for the purpose

148 Any general meeting declaring a dividend may, upon the recommendation of the Board, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets and in particular of fully paid shares or debentures of any other company, and the Board shall give effect to such directions Where any difficulty arises in regard to the distribution, the Board may settle the same as it thinks expedient, and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payment shall be made to any members upon the footing of the value so fixed in order to adjust the rights of those entitled to participate in the dividend, and may vest any such specific assets in trustees, upon trust for the members entitled to the dividend, as may seem expedient to the Board

149 The Board may, with the sanction of an ordinary resolution of the Company, offer the holders of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of such dividend or dividends as are specified by such resolution The following provisions shall apply -

149 1 the resolution may specify a particular dividend, or may specify all or any dividends declared or paid within a specified period, but such period shall end not later than the beginning of the annual general meeting in the fifth year following that in which such resolution is passed,

149 2 the entitlement of each holder of shares to new shares shall be such that the value of such new shares shall be as nearly as possible equal to (but not in excess of) the cash amount that such holder would otherwise have received by way of dividend For this purpose the value of a share shall be the average of the middle market quotations for such a share as derived from the London Stock Exchange Daily Official List on such five consecutive dealing days as the Directors shall determine provided that the first of such dealing days shall be on or after the day when the shares are first quoted "ex" the relevant dividend,

149 3 no fraction of a share may be allotted and the Board may make such provision as it thinks fit for any fractional entitlements including provision -

149 3 1 for the whole or part of the benefit of fractional entitlements to be disregarded or to accrue to the Company, or

149 3 2 for the value of fractional entitlements to be accumulated on behalf of a member (without entitlement to interest) and applied in paying up new shares in connection with a subsequent offer by the Company of the right to receive shares instead of cash in respect of a future dividend,

149 4 the Board, after determining the basis of allotment, shall notify the holders of shares in writing of the right of election offered to them and (except in the case of any holder from whom the Company has received written notice in such form as the Board may require which is effective for the purposes of the relevant dividend that such holder wishes to receive shares instead of cash in respect of all future dividends in respect of which the Board offers the holders of shares the right to elect to receive shares as aforesaid) shall send with, or following, such notification, forms of election and specify the procedure to be followed and the place or address at which, and the latest date and time by which, duly completed forms of election must be received in order to be effective,

149 5 the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on shares in respect of which such election has been duly made (the "elected shares") and instead additional shares shall be allotted to the holders of the elected shares on the basis of allotment determined as provided above For such purpose the Board shall capitalise out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine a sum equal to the aggregate nominal amount of the additional shares to be allotted on such basis and shall apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the elected shares on such basis,

149 6 the additional shares so allotted shall rank pari passu in all respects with the fully-paid shares of that class then in issue save only as regards participation in the relevant dividend, and

149 7 the Board may on any occasion determine that rights of election shall only be made available subject to such exclusions, restrictions or other arrangements as it may in its absolute discretion deem necessary or desirable in order to comply with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory

150 If several persons are entered in the Register as joint holders of any share or are jointly entitled to a share, any one of them may give receipts for any dividend or other moneys payable in respect of the share and the Board may deduct from the dividends or other moneys payable in respect of any share held jointly by several persons all sums of money (if any) presently payable to the Company from any one or more of the registered holders on account of calls or otherwise in relation to shares in the Company held in the joint names of all (but not some only) of such registered holders

ACCOUNTS

151 No member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by the Acts or authorised by the Board or by ordinary resolution of the Company

152 1 Save as provided in this Article, a copy of the annual accounts of the Company together with a copy of the Auditors' report and the Directors' report and any other documents required to accompany or to be annexed to them shall, not less than 21 days before the date of the general meeting at which copies of those documents are to be laid, be sent to every member and to every debenture holder of the Company and to every other person who is entitled to receive notices from the Company of general meetings

152 2 Copies of the documents referred to in Article 152 1 need not be sent -

152 2 1 to a person who is not entitled to receive notices of general meetings and of whose address the Company is unaware, or

152 2 2 to more than one of the joint holders of shares or debentures in respect of those shares or debentures,

provided that any member or debenture holder to whom a copy of such documents has not been sent shall be entitled to receive a copy free of charge on application at the Office

152 3 The Company may, in accordance with section 251 of the Act and any regulations made under it, send a summary financial statement to any of the persons otherwise entitled to be sent copies of the documents referred to in Article 152 1 instead of or in addition to those documents and, where it does so, the statement shall be delivered or sent to such person not less than 21 days before the general meeting at which copies of those documents are to be laid

CAPITALISATION OF PROFITS

153 The Board may with the authority of an ordinary resolution of the Company -

153 1 subject as subsequently provided in these Articles, resolve to capitalise all or any part of the profits of the Company to which this Article applies,

153 2 appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either -

153 2 1 in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or

153 2 2 in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions,

or partly in one way and partly in the other,

153 3 in respect of any shares held as treasury shares, include, to the extent permitted by the Act, the Company among the members entitled to the sum resolved to be capitalised notwithstanding that it is not entitled to any dividend in respect of such shares,

153 4 make such provision by the issue of fractional securities or by payment in cash or otherwise as it determines in the case of shares or debentures otherwise becoming distributable under this Article in fractions, and

153 5 authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members

154 The profits of the Company to which the preceding Article applies shall be any undivided profits of the Company not required for paying fixed dividends on any preference shares or other shares issued on special conditions and shall be deemed to include -

154 1 any reserves arising from appreciation in capital assets or ascertained by valuation, and

154 2 any other amounts for the time being standing to any reserve or reserves including capital redemption reserve and share premium account,

provided that to the extent required by the Acts the Company shall not apply an unrealised profit in paying up debentures or any amounts unpaid on any of its issued shares and the only purpose to which sums standing to share premium account or capital redemption reserve shall be applied pursuant to the preceding Article shall be the payment up in full of unissued shares to be allotted and distributed as aforesaid

NOTICES

155 Any notice or other document to be sent or given pursuant to these Articles or the Acts shall be in writing except that a notice calling a meeting of the Board need not be in writing Any such notice or other document may be sent in electronic form to such address (if any) as may for the time being be notified (or deemed to have been so notified by a provision in the 2006 Act) for that purpose to the person sending the notice or other document by or on behalf of the person to whom the notice or document is sent or by publication on a website in accordance with the 2006 Act The Board may from time to time specify the form and manner in which a notice may be given by or to the Company by electronic means and may prescribe such procedures as it thinks fit for verifying the authenticity or integrity of any such communication by electronic means

156 The Company may give any notice in writing, document or other communication to a member

156 1 personally,

156 2 by sending it by post in a prepaid envelope addressed to the member at his address in the Register,

156 3 by leaving it at that address,

156 4 by sending it in electronic form to such address (if any) as may for the time being be notified (or deemed to have been so notified by a provision of the 2006 Act) to the Company by or on behalf of the member for that purpose, or

156 5 by publishing it on a website and notifying the member, in accordance with the Acts

In the case of joint holders of a share, all notices and other documents shall be given to the joint holder whose name stands first in the Register in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders In the case of joint holders of a share, anything to be agreed, specified or notified by a holder may be agreed, specified or notified by the holder whose name stands first in the Register in respect of the joint holding and any such agreement, specification or notification shall be deemed to be agreed, specified or notified by all the joint holders

157 A member whose postal address in the Register is not within the United Kingdom and who gives to the Company a postal address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that postal address, but otherwise no such member shall be entitled to receive any notice from the Company through the postal system

158 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company (and, where such person is one of the joint holders of a share, all the joint holders) shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called

159 A notice or other document may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or other event giving rise to the transmission of the share by operation of law had not occurred Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title

160 If the Company has suspended the despatch of cheques or warrants to any member or other person entitled thereto in accordance with the provisions of these Articles or, if on two consecutive occasions notices have been sent through the post to any member or other person entitled thereto at his registered address or address for service but have been returned undelivered, such member or other person entitled thereto shall not thereafter be entitled to receive notices from the Company until he shall have a new registered address or address within the United Kingdom for the service of notices

161 Proof that an envelope containing a notice in writing, document or other communication was properly addressed, prepaid and put into the post shall be conclusive evidence that the notice, document or communication was sent Proof that a notice in writing, document or other communication in electronic form was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice, document or communication was sent A notice in writing, document or other communication shall be deemed to have been given

161 1 if left at a registered address or address at which a notice in writing, document or other communication may be given, on the day on which it was so left,

161 2 if sent by first class post, on the day following that on which the envelope containing it was put into the post,

161 3 if sent by second class post, on the second day following that on which the envelope containing it was put into the post,

161 4 if sent in electronic form, on the day on which the communication in electronic form was sent, and

161 5 if published on a website, when the notification of publication would, in accordance with this Article, be deemed to be given

162 Without prejudice to the Article governing the accidental omission to give notice and to the presumption of service by post and the presumed date of service by post in the last preceding Article, if at any time, by reason of the suspension or curtailment of postal services within all or any part of the United Kingdom, the Board reasonably believes that a notice of a general meeting, if sent by post, is unlikely to be delivered within seven days of posting, the Company may at its sole discretion and either in addition to or in substitution for notice by post, convene a general meeting by a notice advertised in at least one national newspaper and such notice shall be deemed to have been duly served on all members and other persons entitled thereto on the day when the advertisement has appeared in at least one such newspaper If in any such case notices have not been posted the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the delivery by post of notices to addresses throughout the United Kingdom again becomes practicable

AUTHENTICATION OF DOCUMENTS

163 Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any document affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee of the Board, and any books, records, documents and accounts relating to the business of the Company and may certify copies thereof or extracts therefrom as true copies or extracts Except in the case of manifest error a document which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company in good faith that the document is true and complete and in the case of a copy of a resolution or an extract from the minutes of the Board or any committee of the Board that such copy or extract is a true and accurate record of proceedings at a duly constituted meeting

DESTRUCTION OF DOCUMENTS

164 1 It shall be presumed conclusively in favour of the Company that every entry on the Register purporting to have been made on the basis of an instrument of transfer or other document destroyed by the Company was duly and properly made and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly

registered, and that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document mentioned in Article 164 1 1 so destroyed was a valid and effective document in accordance with the recorded particulars of it in the books and records of the Company and that every paid dividend warrant and cheque so destroyed was duly paid, provided always that -

164 1 1 six years shall have elapsed since the date of registration of the relevant instrument of transfer of shares and two years shall have elapsed since the date of recording of the relevant dividend mandate or notification of change of name or address and one year shall have elapsed since the recorded date of payment of the relevant dividend warrant or cheque or cancellation of the relevant cancelled share certificate, and

164 1 2 the Company is not shown to have destroyed a document in bad faith or with actual notice of any claim (regardless of the parties) to which the document might be relevant

164 2 The Company shall be entitled to destroy any such document after the relevant period referred to in Article 164 1 1 but nothing in these Articles shall be construed as imposing upon the Company any duty to retain any document for such period

164 3 References in this Article to the destruction of any document include references to its disposal in any manner

WINDING UP

165 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Acts, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability

INDEMNITY

166 Subject to the provisions of the Acts, the Company may indemnify any Director of the Company or of any associated Company against any liability and may purchase and maintain for any Director of the Company or any associated Company insurance against any liability

SCHEME OF ARRANGMENT

167 1 In this Article, the **Scheme** means the scheme of arrangement dated 12 December 2007 between the Company and the holders of its Scheme Shares (as defined in the Scheme) under section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Impala and the Company and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article

167 2 Notwithstanding any other provision of these Articles, if the Company allots and issues any Ordinary Shares to any person (other than to Impala) at or after the date of adoption of this article and before 6 00 p m on the Business Day prior to the confirmation by the Court of the Reduction of Capital (the "**Reduction Order**"), those Ordinary Shares will be issued subject to the terms of the Scheme (and shall be **Scheme Shares** for the purposes

thereof) and the holders of those Ordinary Shares will be bound by the Scheme accordingly

167 3 Notwithstanding any other provision of these Articles and subject to the Scheme becoming effective and paragraph 4 of this Article, if the Company allots and issues any Ordinary Shares to any person (a **"New Member"**) (other than under the Scheme or to Impala) at or after 6 00 p m on the Business Day prior to the confirmation by the Court of the Reduction of Capital (the **"Post-Scheme Shares"**), such Post-Scheme Shares will be immediately transferred to Impala in consideration for and conditionally upon

167 3 1 the payment to the New Member of the same cash consideration per Ordinary Share as that New Member would have been entitled to had each Ordinary Share transferred to Impala hereunder been a Scheme Share at the Scheme Record Time, and/or

167 3 2 the issue of the same nominal amount of Loan Notes per Ordinary Share in the capital of the Company as that New Member would have been entitled to had such Ordinary Shares been Loan Note Elected Shares under the Scheme (subject to and on the terms and conditions of the Loan Note Alternative and the Loan Note Instrument) PROVIDED THAT

(1) the conditions for making the Loan Note Alternative available under the terms of the Scheme have been satisfied,

(2) all of the outstanding Loan Notes issued pursuant to the Scheme have not been repaid, redeemed or purchased by Impala,

(3) the Post-Scheme Shares are issued no later than thirty days after the Reduction Order is filed with the Registrar of Companies of England and Wales,

(4) the New Member makes a valid election to receive Loan Notes in respect of the relevant Post-Scheme Shares in accordance with the terms and conditions of the Loan Note Alternative and the Loan Note Instrument either (i) within thirty days prior to the date on which the relevant Post-Scheme Shares are allotted or (ii) in the case of Post-Scheme Shares allotted upon the exercise of an option under any of the Resolution Share Schemes, at the same time at which notice to exercise that option is given,

(5) to the extent that Scheme Shareholders validly elect to receive Loan Notes with an aggregate nominal value in excess of £10 million, but less than the maximum £500 million available, the remainder of the £500 million of Loan Notes shall be available to optionholders under the Resolution 1998 Savings Related Share Option Scheme, the 1998 Resolution Approved Share Option Scheme and the Resolution 2005 Savings Related Share Option Scheme in respect of any options granted under such schemes that have been held for at least three years, and

(6) to the extent that the aggregate nominal value of Loan Notes for which such optionholders elect, when taken together with Loan Notes already allocated to Scheme Shareholders, exceeds £500 million, Loan Notes to optionholders shall be scaled down *pro rata* to the number of Resolution Shares in respect of which such optionholders have elected to receive Loan Notes such that the £500 million limit is not exceeded,

provided that, the New Member may elect to transfer Post-Scheme Shares to his or her spouse or civil partner (a "Permitted Transferee") in advance of the transfer of such Post-Scheme Shares to Impala, in which case the provisions of this Article 167 shall apply *mutatis mutandis* to the Permitted Transferee

167 4 On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the consideration per share to be paid under paragraph 3 of this article 167 shall be adjusted by the directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration

167 5 To give effect to any transfer required by paragraph 3 of this Article, the Company may appoint any person as attorney and/or agent for the New Member to transfer the Post-Scheme Shares to Impala and do all such other things and execute and deliver all such documents as may in the opinion of the attorney and/or agent be necessary or desirable to vest the Post-Scheme Shares in Impala and, pending such vesting, to exercise all rights attaching to the Post-Scheme Shares as Impala may direct If an attorney and/or agent is so appointed, the New Member shall not thereafter (except to the extent that the attorney and/or agent fails to act in accordance with the directions of Impala) be entitled to exercise any rights attaching the Post-Scheme Shares unless so agreed by Impala The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares

END